Filed pursuant to Rule 433

Registration No. 333-150754

POLYPORE INTERNATIONAL, INC.

7,500,000 Shares of Common Stock

Final Term Sheet

Dated May 22, 2008

Issuer:	Polypore International, Inc.

Security:	Common stock, par value $0.01 per share (the “Common Stock”)

Number of Shares Offered by Issuer:	3,750,000 shares of Common Stock

Number of Shares Offered by Selling Stockholders:	3,750,000 shares of Common Stock

Number of Shares Outstanding After this Offering:	44,257,629 shares of Common Stock

Over-Allotment Option:

The underwriters may also purchase an additional 1,125,000 shares of Common Stock from the selling stockholders at the public offering price within 30 days of the date hereof to cover over-allotments, if any.

Public Offering Price:	$24.00 per share of Common Stock

Underwriting Commissions:	$1.14 per share of Common Stock

Trade Date:	May 22, 2008

Settlement Date:	May 29, 2008

Net Proceeds to Issuer After Underwriting Commissions and Expenses:	Approximately $84.9 million (plus approximately $0.9 million attributable to management options exercised prior to the closing)

Estimated Issuer Expenses (excluding Underwriting Commissions):	Approximately $0.8 million

Underwriters:	J.P. Morgan Securities Inc. Robert W. Baird & Co. Incorporated William Blair & Company, L.L.C. BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

CUSIP:	73179V103

Additional Disclosure:

The issuer closed its previously announced acquisition of 100% of the outstanding capital stock of Yurie-Wide Corporation, for approximately $23 million in cash, including acquisition-related costs.  As of May 22, 2008, borrowings under the issuer’s revolving credit facility were $46.0 million and the issuer had approximately $16.8 million in cash and cash equivalents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (718) 242-8002 or toll free at (866) 430-0686.